(WRL LETTERHEAD)

Via EDGAR

September 17, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 7

Western Reserve Life Assurance Company of Ohio

WRL Series Life Account

WRL Freedom Elite Builder II (File No. 333-110315/811-4420)

Filer CIK No.: 0000778209

Dear Mr. Ruckman:

This letter is in response to the Staff’s comments regarding the registrant’s 485(a) filing (Post-Effective Amendment No. 7) with the Commission on June 27, 2008. The Staff requested a supplemental response for two items included in the comments. As noted in our call on August 21, 2008, we are submitting our supplemental response via an EDGAR Correspondence filing. For your convenience, each comment requiring a supplemental answer is stated below, followed by the Registrant’s response. All other comments provided by the Staff were addressed in the Registrant’s Post-Effective Amendment No. 10 filing that was submitted earlier today. (Please note: A similar correspondence filing was submitted on August 25, 2008 regarding Post-Effective Amendment No. 7, but, due to some administrative issues, Post-Effective Amendment No. 8 was withdrawn and a 485BXT filing was submitted to change the effective date of Post-Effective Amendment No. 7 from September 15th to September 22nd. The purpose of this letter is to update the correspondence letter with the correct PEA numbers.)

COMMENT:

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out associated guarantees with the policy.

Response:

As noted in our teleconference, and restated herein, the company is primarily responsible for any associated guarantees with the Policy.

COMMENT:

2.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:

As noted in our teleconference, and restated herein, the name of the product that appears on the front cover of the filed prospectus will continue to be the same as the EDGAR classification.

Please do not hesitate to contact the undersigned at (727) 299-1830 or Gayle A. Morden at (727) 299-1747 if you have any questions regarding our responses.

Sincerely,

/s/ Arthur D. Woods
Arthur D, Woods
Vice President and Senior Counsel

cc:	Mary Jane Wilson-Bilik, Esq.